Exhibit 99.1

GRACELL BIOTECHNOLOGIES INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: GRCL)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on September 15, 2022

(or any adjournment(s) or postponement(s) thereof)

On Thursday, September 15, 2022, Gracell Biotechnologies Inc. (the “Company”) will hold its annual general meeting (“AGM”) of shareholders in a virtual-only format via live webcast at https://gracellbio.zoom.us/j/84177580156?pwd=bVRZWmhMTVVEUjZjdy9DYkMrWS9mZz09. The meeting will begin at 2:00 p.m., Shanghai time, for the purposes to consider and, if thought fit, pass the following resolution:

“as an ordinary resolution, that Dr. Guotong Xu be re-elected as a Class II director of the Company at this annual general meeting, to serve for a full term of three (3) years.”

“as an ordinary resolution, that Dr. David Guowei Wang be re-elected as a Class II director of the Company at this annual general meeting, to serve for a full term of three (3) years.”

In addition, the meeting will transact any other business properly brought before the meeting.

ORDINARY SHARE RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on August 1, 2022, Shanghai time, as the record date (the “Ordinary Share Record Date”) of ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Share Record Date are entitled to receive notice of, attend and vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on August 1, 2022, Eastern Time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADS program.

ATTENDING THE AGM

Only holders of record of Ordinary Shares as of the Ordinary Share Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM.

This year, to proactively deal with the impact of COVID-19 and to mitigate risks to the Company’s shareholders, employees and other stakeholders, the Company will hold the AGM in a virtual-only format. Shareholders will not be able to attend the AGM in person. Shareholders will have an equal opportunity to participate at the AGM and engage with the directors, management, and other shareholders of the Company online, regardless of their geographic location.

PROXY FORMS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADS program, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Ordinary Shares) or ADS voting card (for holders of ADSs), which are attached to and made a part of this notice for further details and instructions.

Holders of record of the Company’s Ordinary Shares on the Company’s Register of Members as of the Record Date are cordially invited to attend the AGM. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Ordinary Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 5:00 p.m., Shanghai time, on September 8, 2022 at Building 3, No. 418 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China to ensure your representation at the AGM, and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m., Eastern Time, on September 8, 2022 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolution. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. If you change your mind after you return your proxy card, you may revoke your proxy by attending and voting at the AGM, or by submitting a notice of revocation or another proxy card with a later date no later than 5:00 p.m., Shanghai time, on September 8, 2022.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.gracellbio.com, or from the SEC’s website at www.sec.gov.

By Order of the Board of Directors,

/s/ William Wei Cao
Dr. William Wei Cao
Chairman and Chief Executive Officer

Shanghai, China

August 1, 2022